Mail Stop 3561

October 17, 2006

Via Fax and U.S. Mail

Mr. Peter F. Makowiecki
President and CEO
First Horizon Asset Securities Inc.
4000 Horizon Way
Irving, TX 75063

Re: **First Horizon Asset Securities Inc.**
        Amendment No. 1 to Registration Statement on Form S-3
        Filed October 12, 2006
        File No. 333-137018

Dear Mr. Makowiecki,

        We have reviewed your responses to the comments in our letter dated September 26, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1. While we note your response to prior comment 5, it appears that your filing may still include terminology that is not consistent with Regulation AB. For example, we note that the "managed amortization period" described in your second prospectus supplement appears to be a revolving period. Please either revise to use the terminology set forth in Regulation AB or advise. Additionally, if the managed amortization period is a revolving period, expand your filing to provide the disclosure required by Items 1103(a)(5) and 1111(g) of Regulation AB.

Second Prospectus Supplement

Summary, page S-6

2. We note your response to prior comment 6 and reissue the comment, in part. Provide us with a thorough explanation of why the provisions of Regulation AB would allow the owner of the transferor interest to remove a portion of the mortgage loans from the issuing entity. Additionally, while your response indicates that the provision is intended as a mechanism to allow the owner of the transferor interest to realize upon it equity in the trust, we note that other provisions appear to accomplish the same goal. For example, all interest and

principal payments in excess of a certain amount are paid to the owner of the transferor interest. Clarify why the purchase provision is necessary to allow the owner of the transferor interest to realize upon its equity in the trust. Furthermore, we note that the amount of mortgage loans removed will not exceed the amount of the transferor interest. However, your definition of transferor interest seems to suggest that overcollateralization and excess interest amounts that might otherwise be available as credit enhancement, could be lost in the course of a mortgage loan purchase by the owner of the transferor interest. Please revise to clarify. Alternatively, you may remove this provision from your filing.

3. As a follow-up to the comment above, please remove the provision allowing the master servicer to purchase mortgage loans that it selects "in its sole discretion" or provide us with a more thorough analysis of why this provision is consistent with Regulation AB. In your explanation, ensure that you clearly describe the purpose of this provision.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (214) 659-4401
        Mr. David Barbour, Esq.
        Andrews Kurth LLP